UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Filing #1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month ended	Commission File Number
January 2007	1-32608

VIREXX MEDICAL CORP.
(Translation of registrant's name into English)
8223 Roper Road NW, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Virexx Medical Corp.

Form 6-K

On January 26, 2007, Virexx Medical Corp. (the “Company”) announced a public offering in Canada of up to US$15 million on a best efforts basis (the “Offering”). The Offering consists of up to a certain amount of Units at a certain price per Unit, for gross aggregate proceeds to the Company of up to $15,000,000. The price of the Units will be determined by negotiation between the Corporation and the agents which the Company has appointed as its exclusive agents to offer the Units to the public solely in the provinces of Alberta, British Columbia, Manitoba and Ontario.

The issuance of the securities being offered has not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the U.S. Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available. This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or to U.S. persons.

The information in this Form 6-K (including any exhibits attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIREXX MEDICAL CORP.

Date: January 31, 2007	By:	/s/ Scott Langille
Scott Langille, Chief Financial Officer